Filed by Business Objects, S.A. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Crystal Decisions, Inc.
Commission File No.: 000-31859

Subject line: Business Objects Announces Agreement to Acquire Crystal Decisions, Inc.

Dear Business Objects Partner,

This is an exciting day for Business Objects Partners!

Business Objects today announced plans to acquire privately held Crystal Decisions, Inc., the fastest-growing vendor in the business intelligence (BI) market, and the leading provider of enterprise reporting software.

This is important news for our partners, and you probably have lots of questions about this transaction. It is important to note that per the Hart-Scott-Rodino Act, a United States federal law that regulates mergers and acquisitions, we cannot make statements about specific plans for the combined company until after the transaction has closed (expected in 4Q03). This includes plans regarding employees, pricing, product, and integration. We can, however, offer general principles we intend to follow in integration planning.

The following is some information regarding what this acquisition means for you and Business Objects.

Who is Crystal Decisions?
Crystal Decisions is the established leader in enterprise reporting – with a 15-year presence in this market segment. The company is the fastest-growing vendor in the BI market, having achieved 30% annual growth in 2002.

The company flagship product, Crystal Reports, has over 14 million licenses and is the most widely used report-authoring tool in the market. Crystal Decisions has one of the strongest partner programs in the BI industry with over 350 OEM relationships, including Hyperion, Microsoft, Peoplesoft, and SAP.

The combined company will have a number of continuing initiatives to help partners, including:

•	Dedicated OEM sales and support force and developer community

•	Regular Partner Advisory Board meetings to influence the product roadmap

•	An increased amount of resources dedicated to strategic alliances

Why is this Good for Partners?
This acquisition is great news for our partners:

•	As a market leader in business intelligence, we want to be the clear, safe choice for you to deliver value-added solutions, and successful customer BI projects.

•	Business Objects will possess a full portfolio of products to cover the needs of all users, creating expanded market opportunities for partners to reach new market segments and users.

•	Because of our size and scale, we can be a very strong partner for you. We will deliver integrated, industry-leading products, and the resources to support partners and promote partner success.

•	We have similar partner philosophies. Business Objects has always been partner-friendly, and currently develops approximately 40% of its business through technology and service partners. Likewise, Crystal Decisions develops more than one-third of it revenues through partners. Partners are critical to the success of the future combined entity.

How are the Products Complementary?
A large segment of our respective customers use both companies’ products today, in a complementary fashion – many of our customers use Crystal Decisions for enterprise reporting to information consumers, while they also use Business Objects for data integration, ad hoc reporting, analytic applications, and performance management. Our goal is to build on this product synergy by working together to make the products even more compatible, for the maximum benefit to our end customers.

Why is Your Investment Safe With Us?
I want to emphasize that your investment in both product lines is safe. This acquisition will have no impact on either company’s 2003 product roadmap. Business Objects partners and customers will see the core product enhancements that you have been expecting.

In 2004, we will continue to enhance each company’s product line and work to create a common user experience and shared system management infrastructure around both product sets.

Over time, we have a clear vision for a unified product line of best of breed products covering all areas of business intelligence, using the best technologies of both companies.

Between now and the time the acquisition closes, expected in 4Q03, our research and development team will be working diligently to present in more detail the integrated roadmap for the company’s product line.

In the meantime, we encourage you to continue your normal deployment plans. You can be sure that we will manage our product roadmap with your best interests in mind.

What Will Happen to Technical Support?
We are committed to having a world-class support organization, and we intend to integrate and leverage the strengths of both support organizations. In the meantime, we will operate as usual and ask you to work with your current Business Objects or Crystal Decisions support contacts.

What Will Happen to Account Management?
Both companies will continue to have separate account management during 2003. Shortly after the transaction closes, we will assign you one account team to manage your relationship with the combined company.

I want to take this opportunity to thank you for your business and we look forward to continuing to partner with you to provide the solutions you need to ensure your own growth and success.

Best regards,

Bernard Liautaud
CEO and Chairman of the Board
Business Objects

P.S. For more information on this announcement, please visit www.businessobjects.com

Forward-Looking Statements
This document contains forward-looking statements that involve risks and uncertainties concerning Business Objects’ proposed acquisition of Crystal Decisions, Business Objects’ expected financial performance, as well as Business Objects’ strategic and operational plans. Actual events or results may differ materially from those described in this email due to a number of risks and uncertainties. The potential risks and uncertainties include, among others, the possibility that the transaction will not close, that the closing may be delayed or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; the reaction of customers of Business Objects and Crystal Decisions to the transaction; Business Objects’ ability to successfully integrate Crystal Decisions’ operations and employees; Business Objects’ ability to transition Crystal Decisions’ customers; the introduction of new products by competitors or the entry of new competitors into the markets for Business Objects’ and Crystal Decisions’ products; and economic and political conditions in the U.S. and abroad. More information about potential factors that could affect Business Objects’ business and financial results is included in Business Objects’ Annual Report on Form 10-K for the fiscal year ended December 31, 2002 and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, including (without limitation) under the captions, “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov, and will be included in Business Objects’ Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003, which will be filed with the SEC in the near future. For more information and additional risk factors regarding Crystal Decisions, see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in the Annual Report on Form 10-K for the fiscal year ended June 28, 2002, the Quarterly Report on Form 10-Q for the quarterly period ended March 28, 2003, and Crystal Decisions’

Registration Statement on Form S-1 and all amendments thereto, initially filed by Crystal Decisions with the SEC on May 23, 2003. Neither Business Objects nor Crystal Decisions undertake any obligation to update these forward-looking statements to reflect events or circumstances after the date of this email.

Additional Information About the Proposed Acquisition and Where to Find It
Business Objects and Crystal Decisions intend to file with the SEC a joint proxy statement/prospectus/information statement and other relevant materials in connection with the proposed acquisition of Crystal Decisions by Business Objects. The joint proxy statement/prospectus/information statement will be mailed to the security holders of Business Objects and Crystal Decisions. Investors and security holders of Business Objects and Crystal Decisions are urged to read the joint proxy statement/prospectus/information statement and the other relevant materials when they become available because they will contain important information about Business Objects, Crystal Decisions and the proposed acquisition. The joint proxy statement/prospectus/information statement and other relevant materials (when they become available), and any other documents filed by Business Objects or Crystal Decisions with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Business Objects by contacting Business Objects Investor Relations, 3030 Orchard Parkway, San Jose, California, 95134, 408-953-6000. Investors and security holders may obtain free copies of the documents filed with the SEC by Crystal Decisions by contacting Crystal Decisions Investor Relations, 895 Emerson Street, Palo Alto, California, 94301, 800-877-2340. Investors and security holders of Business Objects are urged to read the joint proxy statement/prospectus/information statement and the other relevant materials when they become available before making any voting decision with respect to the proposed acquisition.

Bernard Liautaud, Business Objects’ Chairman and Chief Executive Officer, and certain of Business Objects other executive officers and directors may be deemed to be participants in the solicitation of proxies of Business Objects’ stockholders in connection with the proposed acquisition. A description of the interests of Mr. Liautaud and Business Objects’ other executive officers and directors in Business Objects is set forth in the Definitive Proxy Statement for Business Objects’ annual meeting of stockholders, which was filed with the SEC on April 8, 2003. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Liautaud and Business Objects’ other executive officers and directors in the proposed acquisition by reading the joint proxy statement/prospectus/information statement when it becomes available.

Jonathon Judge, Crystal Decisions’ President and Chief Executive Officer, and certain of Crystal Decisions’ other executive officers and directors may be deemed to be participants in the solicitation of proxies of Business Objects’ stockholders in connection with the proposed acquisition. A description of the interests of Mr. Judge’s and Crystal Decisions’ other executive officers and directors in Crystal Decisions is set forth in the Preliminary Proxy Statement for Crystal Decisions’ annual meeting of stockholders, which was filed with the SEC on July 9, 2003. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Judge and Crystal Decisions’ other executive officers and directors in the proposed acquisition by reading the joint proxy statement/prospectus/information statement when it becomes available.